

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 22, 2012

Via E-mail
Craig L. Rainey, Esq.
General Counsel
Williams Partners GP LLC
One Williams Center, Suite 4900
Tulsa, OK 74172

> **Re:** **Williams Partners L.P.**
> **Registration Statement on Form S-3**
> **Filed March 2, 2012**
> **File No. 333-179883**

Dear Mr. Rainey:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Incorporation by Reference, page 3

1. Please include the Form 8-K filed on March 20, 2012 in the list of documents incorporated into the registration statement by reference. See Item 12(a)(2) of Form S-3. Please also specifically incorporate each current and periodic report filed between the next amendment to the registration statement and the registration statement's effective date, or include the language set forth in Question 123.05 of our Securities Act Forms Compliance and Disclosure Interpretations.

Selling Unitholder, page 46

2. Please disclose the person(s) with voting and/or investment control over the shares held by ASP Manager Corp. For guidance, refer to Interpretive Response 240.04 of our Regulation S-K Compliance and Disclosure Interpretations.

<u>Part II – Information Not Required in Prospectus, page II-1</u>

<u>Item 17. Undertakings, page II-3</u>

3. Please provide the undertaking set forth in Item 20.B of Industry Guide 5. Refer to Section II.B.2.a of Securities Act Release 33-6900.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Lisa Kohl, Staff Attorney, at (202) 551-3252, Brigitte Lippmann, Special Counsel, at (202) 551-3713 or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Brigitte Lippmann   for

Mara L. Ransom
Assistant Director

cc: Robyn E. Zolman
        Gibson, Dunn & Crutcher LLP